

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via Facsimile</u>
Mr. Gregory Anderson
President and Chief Executive Officer
Pacific Booker Minerals Inc.
#1702-1166 Alberni Street
Vancouver, B.C., Canada V6E 3Z3

> **Re: Pacific Booker Minerals Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2010**
> **Filed July 30, 2010**
> **Form 20-F/A1 for the Fiscal Year Ended January 31, 2010**
> **Filed February 11, 2011**
> **Response Letter Dated February 10, 2011**
> **File No. 001-33649**

Dear Mr. Anderson:

       We have completed our review of your filings, and do not have any further comments at this time.

> Sincerely,

> H. Roger Schwall
> Assistant Director